UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐       No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: October 27, 2020

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS
FOR THE THIRD QUARTER OF 2020

Record Revenues of $40.1M; Backlog and Pipeline Point to $42-44M in Q4-20 & Strong H1-21

MIGDAL HAEMEK, Israel – October 27, 2020 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended September 30, 2020.

Highlights of the Third Quarter 2020
•	Revenues were a quarterly record at $40.1 million, up 23% year-over-year;
•	GAAP gross margin at 48.5%; Non-GAAP gross margin at 48.8%;
•	GAAP operating income was $6.3 million and non-GAAP operating income was $7.6 million, representing margins of 15.8% and 19.0%, respectively;
•	GAAP net income of $6.0 million, or $0.15 per diluted share, non-GAAP net income of $7.3 million, or $0.18 per diluted share; and
•	Operating cash flow of $5.0 million, with $106.0 million in net cash and short-term deposits at quarter-end.

Forward-Looking Expectations

Based on orders in hand, the Company expects continued revenue growth in the fourth quarter, with revenues to be between $42-44 million, representing 30% growth year-over-year at the mid-point. Based upon orders received and current pipeline, the Company believes that revenue in the first half of 2021 will be similar to the revenue level in the second half of 2020, representing approximately 25% growth over the first half of 2020

Management Comment

Rafi Amit, Camtek’s CEO commented, “Camtek’s third quarter results reflect continued momentum for our products, from existing and new customers.
We are benefitting from increased demand for our products, particularly in the advanced packaging, CMOS Image Sensor and RF devices. In addition, we are expanding our presence in the Front-End, mainly for Macro Inspection applications. This significantly increases our total available market.”

Continued Mr. Amit, “We continue to collaborate with the leading IDM’s to develop metrology and inspection solutions for the next generations of Advanced Packaging. We expect these applications to become meaningful to our business. The market drivers, the performance of our systems, our increasing market presence and our customers satisfaction give us a sense of optimism towards 2021.”

Third Quarter 2020 Financial Results

Revenues for the third quarter of 2020 were $40.1 million. This compares to third quarter 2019 revenues of $32.5 million, a growth of 23%.

Gross profit on a GAAP basis in the quarter totaled $19.4 million (48.5% of revenues), up 28% compared to a gross profit of $15.2 million (46.9% of revenues) in the third quarter of 2019. Gross profit on a non-GAAP basis in the quarter totaled $19.5 million (48.8% of revenues), up 28% compared to a gross profit of $15.3 million (47.1% of revenues) in the third quarter of 2019.

Operating profit on a GAAP basis in the quarter totaled $6.3 million (15.8% of revenues), compared to an operating profit of $4.4 million (13.5% of revenues) in the third quarter of 2019. Operating profit on a non-GAAP basis in the quarter totaled $7.6 million (19.0% of revenues), compared to $5.3 million (16.2% of revenues) in the third quarter of 2019.

Net income on a GAAP basis in the quarter totaled $6.0 million, or $0.15 per diluted share, compared to net income of $4.2 million, or $0.11 per diluted share, in the third quarter of 2019. Net income on a non-GAAP basis in the quarter totaled $7.3 million, or $0.18 per diluted share, compared to a non-GAAP net income of $5.0 million, or $0.13 per diluted share, in the third quarter of 2019.

Cash and cash equivalents and short-term deposits, as of September 30, 2020, were $106.0 million compared to $89.5 million as of December 31, 2019. During the quarter, the Company generated a positive operating cash flow of $5.0 million.

Conference Call

Camtek will host a conference call today, October 27, 2020, at 9:00 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 866 229 7198	at 9:00 am Eastern Time
Israel:	03 918 0609	at 3:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release contains projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions that represent our views only as of the date they are made and may change as time passes. We do not assume any obligation to update that information, except as required by law. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from those projected, including as a result of the effects of general economic conditions; the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business as a result of the outbreak and effects of the COVID-19 pandemic; the risks relating to the concentration of a significant portion of Camtek's expected business in certain countries, particularly China, from which we expect to generate significant portion of our revenues for the coming few quarters, but also Taiwan and Korea, including the risks of deviations from our expectations regarding timing and size of orders from customers in these countries; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; as well as due to other risks identified in our Annual Report on Form 20-F and other documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) share based compensation expenses; (ii) certain Chroma transaction expenses; and (iii) discontinued operations, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2020	2019
	U.S. Dollars (In thousands)

Assets

Current assets
Cash and cash equivalents	26,042	38,047
Short-term deposits	80,000	51,500
Trade accounts receivable, net	33,747	31,443
Inventories	34,436	23,803
Other current assets	3,032	2,909
Total current assets	177,257	147,702
Fixed assets, net	18,886	18,526
Long term inventory	4,090	2,791
Deferred tax asset, net	8	746
Other assets, net	80	113
Intangible assets, net	619	491
	4,797	4,141
Total assets	200,940	170,369

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	20,468	11,334
Other current liabilities	24,283	20,272
Total current liabilities	44,751	31,606
Long term liabilities
Other long term liabilities	2,191	2,461
	2,191	2,461
Total liabilities	46,942	34,067

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2020 and at December 31, 2019;
41,303,757 issued shares at September 30, 2019 and 40,742,355 at December 31, 2019;
39,211,381 shares outstanding at September 30, 2020 and 38,649,979 at December 31, 2019	159	157
Additional paid-in capital	104,909	101,327
Retained earnings	50,828	36,716
	155,896	138,200
Treasury stock, at cost (2,092,376 as of September 30, 2020 and December 31, 2019)	(1,898)	(1,898)

Total shareholders' equity	153,998	136,302

Total liabilities and shareholders' equity	200,940	170,369

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. dollars		U.S. dollars		U.S. dollars

Revenues	107,240	100,818	40,061	32,470	134,019
Cost of revenues	57,315	51,875	20,636	17,252	69,235

Gross profit	49,925	48,943	19,425	15,218	64,784

Research and development costs	13,952	11,891	5,068	4,164	16,331
Selling, general and administrative expenses	21,374	19,668	8,036	6,681	26,481
	35,326	31,559	13,104	10,845	42,812

Operating income	14,599	17,384	6,321	4,373	21,972

Financial income, net	958	340	307	188	801

Income from continuing operations
before income taxes	15,557	17,724	6,628	4,561	22,773

Income tax expense	(1,445)	(1,508)	(604)	(398)	(1,950)

Net income from continuing operations	14,112	16,216	6,024	4,163	20,823

Discontinued operations *
Income from discontinued operations

Income before tax expense	-	1,257	-	-	1,257
Income tax expense	-	(94)	-	-	(94)

Net income from discontinued operations	-	1,163	-	-	1,163

Net income	14,112	17,379	6,024	4,163	21,986

*Relates to the earn-out payment received from the sale of the PCB business.

Net income per ordinary share:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. dollars		U.S. dollars		U.S. dollars

Basic earnings from continuing operation	0.36	0.43	0.15	0.11	0.55

Basic earnings from discontinued operation	-	0.03	-	-	0.03

Basic net earnings	0.36	0.47	0.15	0.11	0.58

Diluted earnings from continuing operation	0.35	0.43	0.15	0.11	0.54

Diluted earnings from discontinued operation	-	0.03	-	-	0.03

Diluted net earnings	0.35	0.46	0.15	0.11	0.57

Weighted average number of ordinary shares outstanding (in thousands):

Basic	38,957	37,286	39,176	36,300	37,626

Diluted	39,878	38,064	40,066	36,941	37,432

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2020	2019	2020	2019	2019
	U.S. dollars		U.S. dollars		U.S. dollars

Reported net income attributable to Camtek Ltd. on GAAP basis	14,112	17,379	6,024	4,163	21,986

Share-based compensation	3,053	2,068	1,285	818	2,892
Chroma transaction expenses (1)	-	136	-	63	136
Attributable to discontinued operations	-	(1,163)	-	-	(1,163)

Non-GAAP net income	17,165	18,420	7,309	5,044	23,851

Non–GAAP net income per diluted share	0.43	0.48	0.18	0.13	0.62

Gross margin on GAAP basis from continuing operations	46.6%	48.5%	48.5%	46.9%	48.3%
Reported gross profit on GAAP basis	49,925	48,943	19,425	15,218	64,784

Share-based compensation	308	207	120	85	292

Non- GAAP gross margin	50,233	49,150	19,545	15,303	65,076
Non-GAAP gross profit	46.8%	48.8%	48.8%	47.1%	48.6%

Reported operating income attributable to Camtek Ltd. on GAAP basis from continuing operations	14,599	17,384	6,321	4,373	21,972
Share-based compensation	3,053	2,068	1,285	818	2,892
Chroma transaction expenses (1)	-	136	-	63	136
Non-GAAP operating income	17,652	19,588	7,606	5,254	25,000

(1)	In the second and third quarters of 2019, certain transaction expenses were incurred in relation to the technological cooperation agreement with Chroma. These were recorded under operating expenses.